LORD ABBETT MUNICIPAL INCOME FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

February 14, 2019

VIA EDGAR

Ms. Christina Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Municipal Income Fund, Inc. (the “Company”)
Registration Statement on Form N-14

Dear Ms. Fettig:

This letter responds to comments that Ms. Fettig provided telephonically on February 14, 2019 to Pamela P. Chen of Lord, Abbett & Co. LLC, the investment adviser to each series of the Company, regarding the Company’s correspondence letter filed on February 14, 2019 responding to comments on the preliminary prospectus/information statement relating to the merger of Lord Abbett AMT Free Municipal Bond Fund into Lord Abbett National Tax Free Fund, each a series of the Company, filed on January 11, 2019 with the U.S. Securities and Exchange Commission on Form N-14 (the “Preliminary Materials”). Your comment, and the Company’s response thereto, are set forth below.

1.       For the fee tables contained in the section titled “Information About the Merger – Fees and Expenses” of the Preliminary Materials, please confirm that these represent the current fees and expenses of the Funds in accordance with Item 3 of Form N-14.

Response: We confirm that the fees and expenses shown are the most current for which audited financials are available, in accordance with the requirements of Item 3 of Form N-14.

* * * * *

If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela Chen;
Pamela Chen
Associate General Counsel
Lord, Abbett & Co. LLC